UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

SCHEDULE 13D

———————

Under the Securities Exchange Act of 1934

VerifyMe, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92346X107

(CUSIP Number)

Patrick White

Clinton Square, 75 S. Clinton Ave.

Suite 510

Rochester, NY 14604

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

———————

September 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92346X107	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Christopher Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 240,000 (1)
		8	SHARED VOTING POWER 9,280,599 (2)
		9	SOLE DISPOSITIVE POWER 120,000 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,520,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Row 7 contains the amount of shares beneficially owned by the Reporting Person. Row 9 contains the amount of shares beneficially owned by the Reporting Person reduced by unvested shares of restricted stock issued to the Reporting Person which will not vest within 60 days.

(2)	This Schedule 13D is being filed as the result of an Irrevocable Proxy executed by Mr. Laurence J. Blickman, which during the period of September 5, 2019 through December 4, 2019 gives the Board of Directors of the Issuer voting rights for the Common Stock of the Issuer owned by him with respect to all matters that require shareholder approval with certain exceptions provided in the Proxy. A copy of the Proxy is annexed as Exhibit A. As of September 13, 2019, Mr. Blickman advised the Issuer that he owned 9,280,599 shares of Common Stock, not including shares issuable upon exercise of warrants.
(3)	Based on 109,120,860 shares of common stock outstanding as of September 13, 2019.

CUSIP No. 92346X107	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Norman Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,049,469 (1)
		8	SHARED VOTING POWER 9,280,599 (2)
		9	SOLE DISPOSITIVE POWER 8,964,469 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,245,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Row 7 contains the amount of shares beneficially owned by the Reporting Person. Row 9 contains the amount of shares beneficially owned by the Reporting Person reduced by unvested shares of restricted stock issued to the Reporting Person which will not vest within 60 days, and increased by vested derivative securities issued to the Reporting Person.

(2)	This Schedule 13D is being filed as the result of an Irrevocable Proxy executed by Mr. Laurence J. Blickman, which during the period of September 5, 2019 through December 4, 2019 gives the Board of Directors of the Issuer voting rights for the Common Stock of the Issuer owned by him with respect to all matters that require shareholder approval with certain exceptions provided in the Proxy. A copy of the Proxy is annexed as Exhibit A. As of September 13, 2019, Mr. Blickman advised the Issuer that he owned 9,280,599 shares of Common Stock, not including shares issuable upon exercise of warrants.
(3)	Based on 109,120,860 shares of common stock outstanding as of September 13, 2019.

CUSIP No. 92346X107	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Marshall Geller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,420,000 (1)
		8	SHARED VOTING POWER 9,280,599 (2)
		9	SOLE DISPOSITIVE POWER 7,895,000 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,175,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Row 7 contains the amount of shares beneficially owned by the Reporting Person, and consists of 445,000 shares of common stock held directly by Mr. Geller, and 4,975,000 shares of common stock held indirectly by Mr. Geller through Marshall & Patricia Geller Living Trust. Row 9 contains the amount of shares beneficially owned by the Reporting Person reduced by the unvested shares of restricted stock issued to the Reporting Person which will not vest within 60 days, and increased by vested derivative securities issued to the Reporting Person.

(2)	This Schedule 13D is being filed as the result of an Irrevocable Proxy executed by Mr. Laurence J. Blickman, which during the period of September 5, 2019 through December 4, 2019 gives the Board of Directors of the Issuer voting rights for the Common Stock of the Issuer owned by him with respect to all matters that require shareholder approval with certain exceptions provided in the Proxy. A copy of the Proxy is annexed as Exhibit A. As of September 13, 2019, Mr. Blickman advised the Issuer that he owned 9,280,599 shares of Common Stock, not including shares issuable upon exercise of warrants.
(3)	Based on 109,120,860 shares of common stock outstanding as of September 13, 2019.

CUSIP No. 92346X107	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Howard Goldberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,662,255 (1)
		8	SHARED VOTING POWER 9,280,599 (2)
		9	SOLE DISPOSITIVE POWER 4,186,755 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,587,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Row 7 contains the amount of shares beneficially owned by the Reporting Person. Row 9 contains the amount of shares beneficially owned by the Reporting Person reduced by unvested shares of restricted stock issued to the Reporting Person which will not vest within 60 days, and increased by vested derivative securities issued to the Reporting Person.

(2)	This Schedule 13D is being filed as the result of an Irrevocable Proxy executed by Mr. Laurence J. Blickman, which during the period of September 5, 2019 through December 4, 2019 gives the Board of Directors of the Issuer voting rights for the Common Stock of the Issuer owned by him with respect to all matters that require shareholder approval with certain exceptions provided in the Proxy. A copy of the Proxy is annexed as Exhibit A. As of September 13, 2019, Mr. Blickman advised the Issuer that he owned 9,280,599 shares of Common Stock, not including shares issuable upon exercise of warrants.
(3)	Based on 109,120,860 shares of common stock outstanding as of September 13, 2019.

CUSIP No. 92346X107	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS Arthur Laffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 240,000 (1)
		8	SHARED VOTING POWER 9,280,599 (2)
		9	SOLE DISPOSITIVE POWER 120,000 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,520,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Row 7 contains the amount of shares beneficially owned by the Reporting Person. Row 9 contains the amount of shares beneficially owned by the Reporting Person reduced by unvested shares of restricted stock issued to the Reporting Person which will not vest within 60 days.

(2)	This Schedule 13D is being filed as the result of an Irrevocable Proxy executed by Mr. Laurence J. Blickman, which during the period of September 5, 2019 through December 4, 2019 gives the Board of Directors of the Issuer voting rights for the Common Stock of the Issuer owned by him with respect to all matters that require shareholder approval with certain exceptions provided in the Proxy. A copy of the Proxy is annexed as Exhibit A. As of September 13, 2019, Mr. Blickman advised the Issuer that he owned 9,280,599 shares of Common Stock, not including shares issuable upon exercise of warrants.
(3)	Based on 109,120,860 shares of common stock outstanding as of September 13, 2019.

CUSIP No. 92346X107	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS Eugene Robin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 240,000 (1)
		8	SHARED VOTING POWER 9,280,599 (2)
		9	SOLE DISPOSITIVE POWER 120,000 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,520,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Row 7 contains the amount of shares beneficially owned by the Reporting Person. Row 9 contains the amount of shares beneficially owned by the Reporting Person reduced by unvested shares of restricted stock issued to the Reporting Person which will not vest within 60 days.

(2)	This Schedule 13D is being filed as the result of an Irrevocable Proxy executed by Mr. Laurence J. Blickman, which during the period of September 5, 2019 through December 4, 2019 gives the Board of Directors of the Issuer voting rights for the Common Stock of the Issuer owned by him with respect to all matters that require shareholder approval with certain exceptions provided in the Proxy. A copy of the Proxy is annexed as Exhibit A. As of September 13, 2019, Mr. Blickman advised the Issuer that he owned 9,280,599 shares of Common Stock, not including shares issuable upon exercise of warrants.
(3)	Based on 109,120,860 shares of common stock outstanding as of September 13, 2019.

CUSIP No. 92346X107	13D	Page 8 of 11 Pages

1	NAME OF REPORTING PERSONS Patrick White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 150,000 (1)
		8	SHARED VOTING POWER 9,280,599 (2)
		9	SOLE DISPOSITIVE POWER 7,650,000 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,930,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Row 7 contains the amount of shares beneficially owned by the Reporting Person. Row 9 contains the amount of shares beneficially owned by the Reporting Person reduced by unvested shares of restricted stock issued to the Reporting Person which will not vest within 60 days, and increased by vested derivative securities issued to the Reporting Person.

(2)	This Schedule 13D is being filed as the result of an Irrevocable Proxy executed by Mr. Laurence J. Blickman, which during the period of September 5, 2019 through December 4, 2019 gives the Board of Directors of the Issuer voting rights for the Common Stock of the Issuer owned by him with respect to all matters that require shareholder approval with certain exceptions provided in the Proxy. A copy of the Proxy is annexed as Exhibit A. As of September 13, 2019, Mr. Blickman advised the Issuer that he owned 9,280,599 shares of Common Stock, not including shares issuable upon exercise of warrants.
(3)	Based on 109,120,860 shares of common stock outstanding as of September 13, 2019.

CUSIP No. 92346X107	13D	Page 9 of 11 Pages

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of VerifyMe, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Clinton Square, 75 S. Clinton Ave, Suite 510 Rochester, NY 14604.

Item 2. Identity and Background

The persons filing this statement (together, the “Reporting Persons”) are (i) Christopher Gardner, (ii) Norman Gardner, (iii) Marshall Geller, (iv) Howard Goldberg, (v) Arthur Laffer, (vi) Eugene Robin, and (vii) Patrick White. The Reporting Persons serve on and collectively constitute the Issuer’s Board of Directors, and share a business address of Clinton Square, 75 S. Clinton Ave, Suite 510, Rochester, NY. Each of the Reporting Persons are citizens of the United States of America.

None of the Reporting Persons, nor any manager or executive officer of the Reporting Persons has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The Reporting Persons purchased the Proxy for the shares for $10.00 in consideration of the Issuer and its counsel agreeing to facilitate the ability of Mr. Laurence J. Blickman to publicly sell his Common Stock of the Issuer.

CUSIP No. 92346X107	13D	Page 10 of 11 Pages

Item 4. Purpose of Transaction

On September 5, 2019, the Board of Directors of the Issuer obtained from Laurence J. Blickman an irrevocable Proxy for the voting rights of his 9,280,599 shares of Common Stock owned of record or beneficially by him, either directly or indirectly through Blickman 2005 Family Trust, Laurence J. Blickman ‘91 Trust, Laurence J. Blickman Defined Benefit Plan, Blickman, Blickman SEP Individual Retirement Account, and any account or entity he controls (the “Proxy”). The purpose of obtaining the Proxy was to confer on the Board of Directors the voting power of the Common Stock held by Mr. Blickman. The Proxy expires 11:59 P.M. Eastern Time on December 4, 2019.

Item 5. Interest in Securities of the Issuer

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The responses include securities beneficially owned by each Reporting Person, in addition to the Proxy.

(a)	The Reporting Persons collectively hold the Proxy representing the right to vote on certain matters described therein for 9,280,599 shares of Common Stock of the Issuer, which represents approximately 8.5% of the outstanding shares of Common Stock of the Issuer based on the number of shares of Common Stock outstanding as of September 13, 2019.

(b)	Pursuant to the Proxy, the Reporting Persons have the shared voting power with respect to 9,280,599 shares of Common Stock.

(c)	During the 60 days prior to the date of this filing, the Reporting Persons did not effect any transactions in the shares of Common Stock of the Issuer, except as disclosed in Item 4.

(d)	Mr. Blickman retains the right, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to the Proxy that is the subject of this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in Item 4 is incorporated herein by reference. Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

Proxy granted by Mr. Blickman to the Issuer’s Board of Directors of the 9,280,599 shares of the Common Stock of the Issuer held directly or indirectly by him.

7.1  Irrevocable Proxy, dated September 5, 2019.

CUSIP No. 92346X107	13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2019

/s/ Patrick White
Patrick White
	Chief	Executive Officer

By:	/s/ Christopher Gardner	By:	/s/ Norman Gardner
Name:	Christopher Gardner	Name:	Norman Gardner
Title:	Director	Title:	Director

By:	/s/ Marshall Geller	By:	/s/ Howard Goldberg
Name:	Marshall Geller	Name:	Howard Goldberg
Title:	Director	Title:	Director

By:	/s/ Arthur Laffer	By:	/s/Eugene Robin
Name:	Arthur Laffer	Name:	Eugene Robin
Title:	Director	Title:	Director

By:	/s/ Patrick White
Name:	Patrick White
Title:	Director and Chief Executive Officer

Exhibit A

IRREVOCABLE PROXY

I, Laurence Blickman ("Blickman"), individually, as trustee of and/or on behalf of the Blickman 2005 Family Trust, Laurence J. Blickman '91 Trust, Laurence J. Blickman Defined Benefit Plan, and Blickman SEP Individual Retirement Account, and any other account or entity he, directly or indirectly, controls, in consideration of $10.00 and other good and valuable consideration received from VerifyMe, Inc., a Nevada corporation ("VRME"), as to all shares of VRME common stock owned of record or beneficially by me now (the "Shares"), hereby revoke any previous proxies and irrevocably appoint the Board of Directors of VRME (the "Board"), effective from the date hereof, as my proxy with the power to appoint any substitute to represent and to vote (the Shares in connection with any annual, special or other meeting of, or consent or other vote of, VRME's shareholders). This proxy shall expire at 11:59 pm New York, NY time 90 days from September 5, 2019. Notwithstanding this irrevocable proxy, VRME shall have no right to vote or consent with respect to (i) Shares which are publicly sold under Rule 144 under the Securities Act of 1933; (ii) Shares which are sold to an unaffiliated third party in a private offering; or (iii) any proposal with respect to a merger or consolidation, the sale of all or substantially all of VRME's assets, the dissolution or winding up of VRME, any increase VRME's capital stock or any proposal that disproportionately favors one or more shareholders or one or more classes of shareholders over other shareholders. The foregoing proxy given to the Board by me is irrevocable and coupled with an interest. I agree that this proxy is intended to comply with all applicable laws regarding the validity and enforceability of proxies created hereby. I shall from time to time use my commercially reasonable efforts, when requested by VRME, to ensure such compliance. During the period this irrevocable proxy remains in effect, I shall not vote any Shares then held by me on any matter including those covered by clause (iii) in the above paragraph and I shall not, directly or indirectly, assign my voting rights (other than by virtue of selling any Shares) whether by proxy or otherwise with respect to those matters.

During the period that this irrevocable proxy is in effect, VRME agrees to cause its counsel at its sole cost to issue legal opinions under Rule 144 beginning September 7, 2019 to the effect that the Shares may be publicly sold without volume or other restrictions which apply to affiliates during the period that this irrevocable proxy is in effect and that following satisfactory evidence of sale, the restrictive legend may be removed. I understand that the Shares must be sold prior to the restrictive legend being removed from the certificates and the stock transfer records. VRME agrees that it shall expeditiously issue any instructions to the stock transfer agent and if there is any delay in its counsel issuing its legal opinions or if such counsel fails to issue such opinions it shall cause its stock transfer agent to accept opinions of counsel submitted by me and will reimburse me for the reasonable cost of such opinion.

Dated: September 5, 2019	/s/ Laurence Blickman
Laurence Blickman, individually and in the capacities listed above